October 19, 2010

J. Scott Pagan
Executive Vice President of Corporate Development,
General Counsel and Corporate Secretary
The Descartes Systems Group Inc.
120 Randall Drive, Waterloo, Ontario, Canada N2V 1C6

    Re: **The Descartes Systems Group Inc.**
            Form 40-F for the Fiscal Year Ended January 31, 2010
            Filed April 30, 2010
            File No. 0-29970
            Response Letters Dated September 8, 2010, September 28, 2010, and
            October 13, 2010

Dear Mr. Pagan:

    We refer you to our comment letter dated August 24, 2010, September 14, 2010, and October 8, 2010 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

            Sincerely,

            Cecilia Blye, Chief
            Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance